Exhibit 1

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1669-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS) on its own behalf and, in the case of the 2026 Notes Offer (as defined below), on behalf of BRF GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the law of the Republic of Austria, and a wholly-owned subsidiary of BRF, hereby announces to its shareholders and to the market in general the expiration of its previously announced offers to purchase for cash (i) any and all of the (a) 5.875% Senior Notes due 2022 (the “2022 Notes”) issued by BRF (the “2022 Notes Offer”), (b) 2.750% Senior Notes due 2022 (the “Euro Notes”) issued by BRF (the “Euro Notes Offer”) and (c) 3.95% Senior Notes due 2023 (the “2023 Notes”) issued by BRF (the “2023 Notes Offer” and, together with the 2022 Notes Offer and the Euro Notes Offer, the “Any and All Offers”) and (ii) up to the Maximum Amount (as defined below), of the (a) 4.75% Senior Notes due 2024 (the “2024 Notes”) issued by BRF (the “2024 Notes Offer”) and the (b) 4.350% Senior Notes due 2026 (the “2026 Notes” and, together with the 2022 Notes, the Euro Notes, the 2023 Notes and the 2024 Notes, the “Notes”) issued by BRF GmbH and guaranteed by BRF (the “2026 Notes Offer” and, together with the 2024 Notes Offer, the “Capped Offers” and, together with the Any and All Offers, the “Offers”).

The Any and All Offers expired at 8:30 a.m. (New York City time) on September 21, 2020. The early tender period for the Capped Offers expired at 5:00 p.m. (New York City time) on October 9, 2020 and the Capped Offers expired at 11:59 p.m. (New York City time) on October 09, 2020.

The Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated September 14, 2020 (the “Offer to Purchase”), for the consideration described therein and, in the case of the Any and All Offers, in the accompanying notice of guaranteed delivery attached to it (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

As previously announced, the Offers were not contingent upon the tender of any minimum principal amount of Notes, but the Capped Offers were subject to a maximum amount of consideration to be disbursed equivalent to the lower of (x) the expected net proceeds to BRF from the issuance of one or more issuances of debt securities on terms satisfactory to BRF, in its sole discretion, and (y) U.S.$500 million, less (1) the cash amount, in U.S. dollars, that BRF is required to spend to purchase the 2022 Notes, the Euro Notes and the 2023 Notes validly tendered and accepted for purchase pursuant to the Any and All Offers and (2) U.S.$200 million (the “Maximum Amount”).

This announcement does not constitute or form part of any offer or invitation to buy, or any solicitation of any offer to sell, the Notes or any other securities in the United States of America or any other country, nor should it, in part or in its entirety, form the basis of, or be considered as, or in relation to, any contract in this regard. The Offers were made only by and in accordance with the terms of the Offer Documents, and the information contained in this announcement relating to the Offers is qualified by reference to the Offer Documents. None of BRF, BRF GmbH, the dealer managers or the information and tender agent made any recommendation for the holders of the Notes to accept the Offers.

The Offers were not, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). The Offers were not, and may not be, made in Brazil, except in circumstances that do not constitute an unauthorized public offering according to Brazilian laws and regulations.

São Paulo, October 12, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A